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14048552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-04077

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2014 WASH., D.C. 189

FACING PAGE

Information Required of Brokers-Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Oppenheimer & Co. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Broad Street
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert G. Lowenthal — 212-668-5782
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Albert G. Lowenthal, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Oppenheimer & Co. Inc., as of and for the year ended December 31, 2013, are true and correct. I further affirm that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chairman & Chief Executive Officer
Title

Subscribed and sworn to before me on this
28TH day of FEBRUARY 2014

Notary Public

MARIA GONZALEZ
Notary Public - State of New York
NO. 01GO6207206
Qualified in Queens County
My Commission Expires 6/8/17

OPPENHEIMER & CO. INC. AND SUBSIDIARIES
(S.E.C. I.D. No. 8-04077)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 and
Regulation 1.10(g) under the Commodity Exchange Act
as a PUBLIC DOCUMENT.

Oppenheimer & Co. Inc. and Subsidiaries
Index
December 31, 2013

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Oppenheimer & Co. Inc. and subsidiaries

We have audited the accompanying consolidated statement of financial condition of Oppenheimer & Co. Inc. and subsidiaries (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Oppenheimer & Co. Inc. and subsidiaries as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statement as a whole. The unconsolidated supplemental schedules on pages 35 - 38 are presented for the purpose of additional analysis and are not a required part of the consolidated financial statement, but are supplementary information required by regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the consolidated financial statement. Such schedules have been subjected to the auditing procedures applied in our audit of the consolidated financial statement and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the consolidated financial statement or to the consolidated financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects when considered in relation to the consolidated financial statement as a whole.

Deloitte & Touche LLP

February 28, 2014

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2013

Assets	
Cash and cash equivalents	$ 39,918,486
Cash and securities (fair value of $11,495,400) segregated under Federal and other purposes	35,468,300
Deposits with clearing organizations (includes securities with a fair value of $10,492,167)	22,900,517
Receivable from brokers, dealers and clearing organizations	364,846,070
Receivable from customers, net of allowance of credit losses of $2,422,525	868,553,955
Securities purchased under agreements to resell	184,824,688
Securities owned, including amount pledged of $586,624,996, at fair value	843,575,760
Office facilities, net of depreciation expense of $92,170,498	11,125,760
Notes receivable, net	40,364,193
Deferred income tax, net	44,494,372
Other assets	94,401,990
Total assets	$ 2,550,474,091

The accompanying notes are an integral part of the consolidated statement of financial condition.

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2013

Liabilities and Stockholder's Equity		
Drafts payable		$ 48,197,840
Bank call loans		118,200,000
Securities sold under repurchase agreements		757,490,674
Payable to brokers, dealers and clearing organizations		223,314,818
Securities sold, but not yet purchased, at fair value		76,314,090
Payable to customers		626,665,030
Income taxes payable		38,051,104
Accrued compensation		168,675,631
Accounts payable and other liabilities		81,137,393
Subordinated borrowings		112,558,118
Total liabilities		2,250,604,698
Commitments and contingencies (Note 11)		
Stockholder's equity		
Common stock, par value $100 per share - 1,000 shares authorized; 760 shares issued and outstanding	76,000	
Additional paid-in capital	289,997,950	
Retained earnings	9,232,462	
Accumulated other comprehensive income	1,920,913	
Less 369 shares of treasury stock, at cost	(1,357,932)	
Total stockholder's equity		299,869,393
Total liabilities and stockholder's equity		$ 2,550,474,091

The accompanying notes are an integral part of the consolidated statement of financial condition.

1. Organization and Nature of Business

Oppenheimer & Co. Inc. (the "Company" and "Oppenheimer") is a wholly owned subsidiary whose ultimate parent is Oppenheimer Holdings Inc. (the "Parent"), a Delaware public corporation. The Company is a New York-based company and is a registered broker-dealer in securities under the Securities Exchange Act of 1934 ("the Act"). The Company is also a member of various exchanges, including the New York Stock Exchange, Inc.

The Company engages in a broad range of activities in the securities industry, including retail securities brokerage, institutional sales and trading, investment banking (both corporate and public finance), underwritings, research, market-making, and investment advisory and asset management services.

The Company provides its services from offices located throughout the United States. In addition, the Company conducts business in Israel and Latin America.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition of the Company includes the accounts of the Company's wholly owned subsidiaries, Freedom Investments, Inc. ("Freedom"), a registered broker-dealer in securities under the Act; Oppenheimer Israel (OPCO) Ltd., which is engaged in offering investment services in the State of Israel; Pace Securities, Inc. ("Pace"), Prime Charter Ltd., Old Michigan Corp. and Subsidiaries (inactive), and Reich & Co., Inc. (in liquidation).

The consolidated statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America.

Intercompany transactions and balances have been eliminated in the preparation of the consolidated statement of financial condition.

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated statement of financial condition.

In presenting the consolidated statement of financial condition, management makes estimates regarding valuations of financial instruments, loans and allowances for credit losses, the outcome of legal and regulatory matters, the carrying amount of goodwill and other intangible assets, valuation of stock-based compensation plans, and income taxes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could be materially different from these estimates. A discussion of certain areas in which estimates are a significant component of the amounts reported in the consolidated statement of financial condition follows:

Financial Instruments and Fair Value

Financial Instruments

Securities owned and securities sold but not yet purchased, investments and derivative contracts are carried at fair value. The Company's other financial instruments are generally short-term in nature or have variable interest rates and as such their carrying values approximate fair value.

Fair Value Measurements

The Company adopted the accounting guidance for the fair value measurement of financial assets, which defines fair value, establishes a framework for measuring fair value, establishes a fair value measurement hierarchy, and expands fair value measurement disclosures. Fair value, as defined by the accounting guidance, is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy established by this accounting guidance prioritizes the inputs used in valuation techniques into the following three categories (highest to lowest priority):

Level 1 Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

Level 3 Unobservable inputs.

The Company's financial instruments are recorded at fair value and generally are classified within Level 1 or Level 2 within the fair value hierarchy using quoted market prices or quotes from market makers or broker-dealers. Financial instruments classified within Level 1 are valued based on quoted market prices in active markets and consist of U.S. government, federal agency, and sovereign government obligations, corporate equities, and certain money market instruments. Level 2 financial instruments primarily consist of investment grade and high-yield corporate debt, convertible bonds, mortgage and asset-backed securities, municipal obligations, and certain money market instruments. Financial instruments classified as Level 2 are valued based on quoted prices for similar assets and liabilities in active markets and quoted prices for identical or similar assets and liabilities in markets that are not active. Some financial instruments are classified within Level 3 within the fair value hierarchy as observable pricing inputs are not available due to limited market activity for the asset or liability. Such financial instruments include less-liquid private label mortgage and asset-backed securities, and auction rate securities. A description of the valuation techniques applied and inputs used in measuring the fair value of the Company's financial instruments is in Note 5.

Fair Value Option

The Company elected the fair value option for those securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements") that do not settle overnight or have an open settlement date or that are not accounted for as purchase and sale agreements. The Company has elected the fair value option for these instruments to more accurately reflect market and economic events in its earnings and to mitigate a potential imbalance in earnings caused by using different measurement attributes (i.e. fair value versus carrying value) for certain assets and liabilities.

Consolidation
The Company consolidates all subsidiaries in which it has a controlling financial interest, as well as any variable interest entities ("VIEs") where the Company is deemed to be the primary beneficiary, when it has the power to make the decisions that most significantly affect the economic performance of the VIE and has the obligation to absorb significant losses or the right to receive benefits that could potentially be significant to the VIE. See Note 6 for further discussion. The Company reviews factors, including the rights of the equity holders and obligations of equity holders to absorb losses or receive expected residual returns, to determine if the investee is a VIE. In evaluating whether the Company is the primary beneficiary, the Company evaluates its economic interests in the entity held either directly or indirectly by the Company. Accounting Standards Update ("ASU") No. 2010-10, "Amendments for Certain Investment Funds," defers the application of the revised consolidation rules for a reporting entity's interest in an entity if certain conditions are met. An entity that qualifies for the deferral will continue to be assessed for consolidation under the overall guidance on VIEs, before its amendment, and other applicable consolidation guidance. Generally, the Company would consolidate those entities when it absorbs a majority of the expected losses or a majority of the expected residual returns, or both, of the entities.

Financing Receivables
The Company's financing receivables include customer margin loans, reverse repurchase agreements, and securities borrowed transactions. The Company uses financing receivables to extend margin loans to customers, meet trade settlement requirements, and facilitate its matched-book arrangements and inventory requirements.

Allowance for Credit Losses
The Company's financing receivables are secured by collateral received from clients and counterparties. In many cases, the Company is permitted to sell or re-pledge securities held as collateral. These securities may be used to collateralize repurchase agreements, to enter into securities lending agreements, to cover short positions or fulfill the obligation of fails to deliver. The Company monitors the market value of the collateral received on a daily basis and may require clients and counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Customer receivables, primarily consisting of customer margin loans collateralized by customer-owned securities, are stated net of allowance for credit losses. The Company reviews large customer accounts that do not comply with the Company's margin requirements on a case-by-case basis to determine the likelihood of collection and records an allowance for credit loss following that process. For small customer accounts that do not comply with the Company's margin requirements, the allowance for credit loss is generally recorded as the amount of unsecured or partially secured receivables.

The Company also makes loans or pays advances to financial advisors as part of its hiring process. Reserves are established on these receivables if the financial advisor is no longer associated with the Company and the receivable has not been promptly repaid or if it is determined that it is probable the amount will not be collected.

Legal and Regulatory Reserves
The Company records reserves related to legal and regulatory proceedings in accounts payable and other liabilities. The determination of the amounts of these reserves requires significant judgment

on the part of management. In accordance with applicable accounting guidance, the Company establishes reserves for litigation and regulatory matters where available information indicates that it is probable a liability had been incurred at the date of the consolidated statement of financial condition and the Company can reasonably estimate the amount of that loss. When loss contingencies are not probable and cannot be reasonably estimated, the Company does not establish reserves.

When determining whether to record a reserve, management considers many factors including, but not limited to the amount of the claim; the stage and forum of the proceeding, the sophistication of the claimant, the amount of the loss, if any, in the client's account and the possibility of wrongdoing, if any, on the part of an employee of the Company; the basis and validity of the claim; previous results in similar cases; and applicable legal precedents and case law. Each legal and regulatory proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Any change in the reserve amount is recorded in the results of that period. The assumptions of management in determining the estimates of reserves may be incorrect and the actual disposition of a legal or regulatory proceeding could be greater or less than the reserve amount.

Goodwill
Goodwill arose upon the acquisitions of Old Michigan Corp., Josephthal & Co. Inc., and Grand Charter Group Incorporated (approximately $10.8 million, included in other assets on the consolidated statement of financial condition). The Company's goodwill resides in its Private Client Division ("PCD"). Goodwill of a reporting unit is subject to at least an annual test for impairment to determine if the fair value of goodwill of a reporting unit is less than its estimated carrying amount. Goodwill of a reporting unit is required to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company derives the estimated carrying amount of its reporting unit by estimating the amount of stockholder's equity required to support the activities of each reporting unit. Goodwill recorded at December 31, 2013 has been tested for impairment and it has been determined that no impairment has occurred.

Share-Based Compensation Plans
The Company estimates the fair value of share-based awards using the Black-Scholes model and applies to it a forfeiture rate based on historical results. Key assumptions used to estimate the fair value of share-based awards include the expected term and the expected volatility of the Parent's Class A Shares over the term of the award, the risk-free interest rate over the expected term, and the Parent's expected annual dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive share-based awards. See Note 10 for further discussion.

Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Receivables from/Payables to Brokers, Dealers and Clearing Organizations
Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company receives cash or collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis and may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Securities failed to deliver and receive represent the contract value of securities which have not been received or delivered by settlement date.

Notes Receivable
The Company had notes receivable, net, from employees of approximately $40.4 million at December 31, 2013. The notes are recorded in the consolidated statement of financial condition at face value of approximately $104.5 million less accumulated amortization and allowance for uncollectible notes of $54.4 million and $9.7 million, respectively, at December 31, 2013. These amounts represent recruiting and retention payments generally in the form of upfront loans to financial advisers and key revenue producers as part of the Company's overall growth strategy. These loans are generally forgiven over a service period of 3 to 5 years from the initial date of the loan or based on productivity levels of employees and all such notes are contingent on the employees' continued employment with the Company. The unforgiven portion of the notes becomes due on demand in the event the employee departs during the service period.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase
Transactions involving purchases of securities under reverse repurchase agreements or sales of securities under repurchase agreements are treated as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. The resulting interest income and expense for these arrangements are included in interest income and interest expense in the consolidated statement of income. The Company can present the reverse repurchase and repurchase transactions on a net-by-counterparty basis when the specific offsetting requirements are satisfied.

Office Facilities
Office facilities are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of furniture, fixtures, and equipment is provided on a straight-line basis generally over 3-7 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the improvement or the remaining term of the lease. Leases with escalating rents are expensed on a straight-line basis over the life of the lease. Landlord incentives are recorded as deferred rent and amortized, as reductions to lease expense, on a straight-line basis over the life of the applicable lease.

Drafts Payable
Drafts payable represent amounts drawn by the Company against a bank.

Foreign Currency Translations
Foreign currency balances have been translated into U.S. dollars as follows: monetary assets and liabilities at exchange rates prevailing at period end; revenue and expenses at average rates for the period; and nonmonetary assets and stockholder's equity at historical rates. Cumulative translation

adjustments of $1,504,977 are included in accumulated other comprehensive income on the consolidated statement of financial condition. The functional currency of the Oppenheimer Israel (OPCO) Ltd. is the Israeli Shekels.

Income Taxes
Deferred income tax assets and liabilities arise from temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated statement of financial condition. Deferred tax balances are determined by applying the enacted tax rates applicable to the periods in which items will reverse.

The Company permanently reinvests eligible earnings of its foreign subsidiary and, accordingly, does not accrue any U.S. income taxes that would arise if such earnings were repatriated.

New Accounting Pronouncements
Recently Adopted
On July 27, 2012, the Financial Accounting Standards Board ("FASB") issued ASU 2012-02, "Testing Indefinite-Lived Intangible Assets for Impairment," which gives entities the option of performing a qualitative assessment before the quantitative analysis. If entities determine the fair value of a reporting unit is more likely than not less than the carrying amount, the impairment needs to be assessed. The ASU is effective for fiscal years beginning after September 15, 2012 and early adoption is permitted. The Company evaluated this ASU and decided to continue to perform quantitative analysis for indefinite-lived intangible assets impairment. The decision did not have a material impact on the Company's consolidated statement of financial condition.

On December 31, 2011, the FASB issued ASU No. 2011-11, "Disclosures about Offsetting Assets and Liabilities," which requires new disclosures about balance sheet offsetting and related arrangements. For derivatives and financial assets and liabilities, the ASU requires disclosure of gross asset and liability amounts, amounts offset on the balance sheet, and amounts subject to the offsetting requirements but not offset on the balance sheet. In January 2013, the FASB issued ASU No. 2013-01, "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities." The ASU clarifies which instruments and transactions are subject to the offsetting disclosure requirements established by ASU No. 2011-11. The ASU limits the scope of the new balance sheet offsetting disclosures in ASU No. 2011-11 to derivatives, repurchase agreements, and securities lending transactions. The effective date of the ASU coincides with the effective date of the disclosure requirements in ASU No. 2011-11. The Company adopted this guidance during the period ended March 31, 2013. The adoption of this accounting guidance did not have a material impact on the Company's consolidated statement of financial condition. See Note 5, Financial Instruments, below.

In February 2013, the FASB issued ASU No. 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." The ASU requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety from accumulated other comprehensive income to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. The Company adopted this guidance in the period ended March 31, 2013. The adoption of this accounting guidance did not have a material impact on the Company's consolidated statement of financial condition.

Recently Issued

In June 2013, the FASB issued ASU No. 2013-08 "Financial Services – Investment Companies, Amendments to the Scope, Measurement and Disclosure Requirement." The ASU clarifies the characteristics of an investment company by amending the measurement criteria for certain interests in other investment companies. Additionally, the ASU introduces new disclosure requirements. The ASU is effective for the annual reporting period in the fiscal year that begins after December 15, 2013. The Company is currently evaluating the impact, if any, that the ASU will have on the consolidated statement of financial condition.

In July 2013, the FASB issued ASU No. 2013-11 "Presentation of Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists." The ASU provides guidance that an unrecognized tax benefit should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward. The ASU is effective for the annual reporting period in the fiscal year that begins after December 15, 2013. The Company is currently evaluating the impact, if any, that the ASU will have on the consolidated statement of financial condition.

3. Cash and Securities Segregated under Federal and Other Purposes

Deposits of $35.5 million were held at year-end in special reserve bank accounts for the exclusive benefit of customers in accordance with regulatory requirements. To the extent permitted, these deposits may be invested in interest bearing accounts collateralized by qualified securities.

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

(in thousands of dollars)

		As of December 31, 2013
Receivable from brokers, dealers and clearing organizations consist of:		
Securities borrowed	$	274,127
Clearing organizations		26,419
Omnibus accounts		18,086
Securities failed to deliver		9,628
Other		36,586
	$	364,846
Payable to brokers, dealers and clearing organizations consist of:		
Securities loaned	$	211,621
Securities failed to receive		5,346
Clearing organizations and other		6,348
	$	223,315

5. Financial Instruments and Fair Value Measurement

Financial Instruments
Securities owned and securities sold but not yet purchased, investments and derivative contracts are carried at fair value. The Company's other financial instruments are generally short-term in nature or have variable interest rates and as such their carrying values approximate fair value.

Securities Owned and Securities Sold, But Not Yet Purchased at Fair Value

(in thousands of dollars)

	December 31, 2013	
	Owned	Sold
U.S. Government, agency, & sovereign obligations	$ 589,494	$ 11,889
Corporate debt and other obligations	12,846	4,847
Mortgage and other asset-backed securities	3,395	7
Municipal obligations	36,101	72
Convertible bonds	53,719	13,922
Corporate equities	61,634	45,336
Others	1,263	241
Auction rate securities	85,124	-
Total	$ 843,576	$ 76,314

Securities owned and securities sold, but not yet purchased, consist of trading and investment securities at fair values. Included in securities owned at December 31, 2012 are corporate equities with estimated fair values of approximately $14.0 million, which are related to deferred compensation liabilities to certain employees included in accrued compensation on the consolidated statement of financial condition.

Valuation Techniques
A description of the valuation techniques applied and inputs used in measuring the fair value of the Company's financial instruments is as follows:

U.S. Treasury Obligations
U.S. Treasury securities are valued using quoted market prices obtained from active market makers and inter-dealer brokers and, accordingly, are categorized in Level 1 in the fair value hierarchy.

U.S. Agency Obligations
U.S. agency securities consist of agency issued debt securities and mortgage pass-through securities. Non-callable agency issued debt securities are generally valued using quoted market prices. Callable agency issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. The fair value of mortgage pass-through securities are model driven with respect to spreads of the comparable To-be-announced ("TBA") security. Actively traded noncallable agency issued debt securities are categorized in Level 1 of the fair value hierarchy. Callable agency issued debt securities and mortgage pass-through securities are generally categorized in Level 2 of the fair value hierarchy.

Sovereign Obligations
The fair value of sovereign obligations is determined based on quoted market prices when available or a valuation model that generally utilizes interest rate yield curves and credit spreads as inputs. Sovereign obligations are categorized in Level 1 or 2 of the fair value hierarchy.

Corporate Debt and Other Obligations
The fair value of corporate bonds is estimated using recent transactions, broker quotations, and bond spread information. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Mortgage and Other Asset-Backed Securities
The Company holds non-agency securities collateralized by home equity and various other types of collateral which are valued based on external pricing and spread data provided by independent pricing services and are generally categorized in Level 2 of the fair value hierarchy. When specific external pricing is not observable, the valuation is based on yields and spreads for comparable bonds and, consequently, the positions are categorized in Level 3 of the fair value hierarchy.

Municipal Obligations
The fair value of municipal obligations is estimated using recently executed transactions, broker quotations, and bond spread information. These obligations are generally categorized in Level 2 of the fair value hierarchy; in instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Convertible Bonds
The fair value of convertible bonds is estimated using recently executed transactions and dollar-neutral price quotations, where observable. When observable price quotations are not available, fair value is determined based on cash flow models using yield curves and bond spreads as key inputs. Convertible bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Corporate Equities
Equity securities and options are generally valued based on quoted prices from the exchange or market where traded and categorized as Level 1 in the fair value hierarchy. To the extent quoted prices are not available, prices are generally derived using bid/ask spreads, and these securities are generally categorized in Level 2 of the fair value hierarchy.

Other
In February 2010, Oppenheimer finalized settlements with each of the New York Attorney General's office ("NYAG") and the Massachusetts Securities Division ("MSD" and, together with the NYAG, the "Regulators") concluding investigations and administrative proceedings by the Regulators concerning Oppenheimer's marketing and sale of ARS. Pursuant to the settlements with Regulators, Oppenheimer agreed to extend offers to repurchase ARS from certain of its clients subject to certain terms and conditions more fully described below. In addition to the settlements with Regulators, Oppenheimer has also reached settlements of and received adverse awards in legal proceedings with various clients where the Company is obligated to purchase ARS. Pursuant to completed Purchase Offers (as defined) under the settlements with Regulators and client related legal settlements and awards to purchase ARS, as of December 31, 2013, the Company purchased and holds approximately $91.6 million in ARS from its clients. In addition, the Company is

committed to purchase another $29.1 million in ARS from clients through 2016 under legal settlements and awards. See Note 11 for further discussion.

The Company also held $150,000 in ARS in its proprietary trading account as of December 31, 2013 as a result of the failed auctions in February 2008. The ARS positions that the Company owns and is committed to purchase primarily represent Auction Rate Preferred Securities issued by closed-end funds and, to a lesser extent, Municipal Auction Rate Securities which are municipal bonds wrapped by municipal bond insurance and Student Loan Auction Rate Securities which are asset-backed securities backed by student loans.

Interest rates on ARS typically reset through periodic auctions. Due to the auction mechanism and generally liquid markets, ARS have historically been categorized as Level 1 of the fair value hierarchy. Beginning in February 2008, uncertainties in the credit markets resulted in substantially all of the ARS market experiencing failed auctions. Once the auctions failed, the ARS could no longer be valued using observable prices set in the auctions. The Company has used less observable determinants of the fair value of ARS, including the strength in the underlying credits, announced issuer redemptions, completed issuer redemptions, and announcements from issuers regarding their intentions with respect to their outstanding ARS. The Company has also developed an internal methodology to discount for the lack of liquidity and non-performance risk of the failed auctions. Due to liquidity problems associated with the ARS market, ARS that lack liquidity are setting their interest rates according to a maximum rate formula. For fair value purposes, the Company has determined that the maximum spread would be an adequate risk premium to account for illiquidity in the market. Accordingly, the Company applies a spread to the short-term index for each asset class to derive the discount rate. The Company uses short-term U.S. Treasury yields as its benchmark short-term index. The risk of non-performance is typically reflected in the prices of ARS positions where the fair value is derived from recent trades in the secondary market.

The ARS purchase commitment, or derivative liability, arises from both the settlements with Regulators and legal settlements and awards. The ARS purchase commitment represents the difference between the principal value and the fair value of the ARS the Company is committed to purchase. The Company utilizes the same valuation methodology for the ARS purchase commitment as it does for the ARS it owns. Additionally, the present value of the future principal value of ARS purchase commitments under legal settlements and awards is used in the discounted valuation model to reflect the time value of money over the period of time that the commitments are outstanding. The amount of the ARS purchase commitment only becomes determinable once the Company has met with its primary regulatory and the NYAG and agreed upon a buyback amount, commenced the ARS buyback offer to clients, and received notice from its clients which ARS they are tendering. As a result, it is not possible to observe the current yields actually paid on the ARS until all of these events have happened which is typically very close to the time that the Company actually purchases the ARS. For ARS purchase commitments pursuant to legal settlements and awards, the criteria for purchasing ARS from clients is based on the nature of the settlement or award which will stipulate a time period and amount for each repurchase. The Company will not know which ARS will be tendered by the client until the stipulated time for repurchase is reached. Therefore, the Company uses the current yields on ARS positions for auctions in which the Company participates in its discounted valuation model to determine a fair value of ARS purchase commitments. The Company also uses these current yields by asset class (i.e., auction rate preferred securities, municipal auction rate securities, and student loan auction rate securities) in its discounted valuation model to determine the fair value of ARS purchase

commitments. In addition, the Company uses the discount rate and duration of ARS owned, by asset class, as a proxy for the duration of ARS purchase commitments.

Additional information regarding the valuation technique and inputs for level 3 financial instruments used is as follows:

(in thousands of dollars)

Quantitative Information about Level 3 Fair Value Measurements at December 31, 2013

Product	Principal	Valuation Adjustment	Fair Value	Valuation Technique	Unobservable Input	Range	Weighted Average
Auction Rate Securities Owned [1]							
Auction Rate Preferred Securities	$ 74,075	$ 3,752	$ 70,323	Discounted Cash Flow	Discount Rate [2]	1.38% to 1.88%	1.65%
					Duration	4.0 Years	4.0 Years
					Current Yield [3]	0.10% to 0.53%	0.33%
Municipal Auction Rate Securities	8,230	813	7,417	Discounted Cash Flow	Discount Rate [4]	2.62%	2.62%
					Duration	4.5 Years	4.5 Years
					Current Yield [3]	0.27%	0.27%
	5,975	866	5,109	Secondary Market Trading Activity	Observable trades in inactive market for in-portfolio securities	85.50% of par	85.50% of par
Student Loan Auction Rate Securities	525	75	450	Discounted Cash Flow	Discount Rate [5]	3.65%	3.65%
					Duration	7.0 Years	7.0 Years
					Current Yield [3]	1.31%	1.31%
Other[4]	2,825	1,000	1,825	Secondary Market Trading Activity	Observable trades in inactive market for in portfolio securities	64.60% of par	64.60% of par
	$ 91,630	$ 6,506	$ 85,124				
Auction Rate Securities Commitments to Purchase [6]							
Auction Rate Preferred Securities	$ 10,746	$ 535	$ 10,211	Discounted Cash Flow	Discount Rate [2]	1.38% to 1.88%	1.65%
					Duration	4.0 Years	4.0 Years
					Current Yield [3]	0.10% to 0.53%	0.33%
Municipal Auction Rate Securities	16,221	1,603	14,619	Discounted Cash Flow	Discount Rate [4]	2.62%	2.62%
					Duration	4.5 Years	4.5 Years
					Current Yield [3]	0.27%	0.27%
Student Loan Auction Rate Securities	1,304	185	1,119	Discounted Cash Flow	Discount Rate [5]	3.65%	3.65%
					Duration	7.0 Years	7.0 Years
					Current Yield [3]	1.31%	1.31%
Other [7]	783	277	506	Secondary Market Trading Activity	Observable trades in inactive market for in-portfolio securities	64.60% of par	64.60% of par
	$ 29,054	$ 2,600	$ 26,455				
Total	$ 120,684	$ 9,106	$ 111,579				

(1) Principal amount represents the par value of the ARS and is included in securities owned in the consolidated balance sheet at December 31, 2013. The valuation adjustment amount is included as a reduction to securities owned in the consolidated balance sheet at December 31, 2013.
(2) Derived by applying a multiple to the spread between 110% to 150% to the U.S. Treasury rate of 1.25%.
(3) Based on current auctions in comparable securities that have not failed.
(4) Derived by applying a multiple to the spread of 175% to the U.S. Treasury rate of 1.50%.
(5) Derived by applying the sum of the spread of 1.20% to the U.S. Treasury rate of 2.45%.
(6) Principal amount represents the present value of the ARS par value that the Company is committed to purchase at a future date. This principal amount is presented as an off-balance sheet item. The valuation adjustment amount is included in accounts payable and other liabilities on the consolidated balance sheet at December 31, 2013.
(7) Represents ARS issued by credit default obligation structure that the Company has purchased and is committed to purchase as a result of a legal settlement.

The fair value of ARS is particularly sensitive to movements in interest rates. Increases in short-term interest rates would increase the discount rate input used in the ARS valuation and thus reduce the fair value of the ARS (increase the valuation adjustment). Conversely, decreases in short-term interest rates would decrease the discount rate and thus increase the fair value of ARS (decrease the valuation adjustment). However, an increase (decrease) in the discount rate input would be partially mitigated by an increase (decrease) in the current yield earned on the underlying ARS asset increasing the cash flows and thus the fair value. Furthermore, movements in short term interest rates would likely impact the ARS duration (i.e., sensitivity of the price to a change in interest rates), which would also have a mitigating effect on interest rate movements. For example, as interest rates increase, issuers of ARS have an incentive to redeem outstanding securities as servicing the interest payments gets prohibitively expensive which would lower the duration

assumption thereby increasing the ARS fair value. Alternatively, ARS issuers are less likely to redeem ARS in a lower interest rate environment as it is a relatively inexpensive source of financing which would increase the duration assumption thereby decreasing the ARS fair value. For example, see the following sensitivities:

- The impact of a 25 basis point increase in the discount rate at December 31, 2013 would result in a decrease in the fair value of $1.9 million does not consider a corresponding reduction in duration as discussed above. (A corresponding reduction of half a year in duration would result in a total decrease in the fair value of $1,900).
- The impact of a 50 basis point increase in the discount rate at December 31, 2013 would result in a decrease in the fair value of $3.8 million does not consider a corresponding reduction in duration as discussed above. (A corresponding reduction of one year in duration would result in a total decrease in the fair value of $2.0 million).

These sensitivities are hypothetical and are based on scenarios where they are "stressed" and should be used with caution. These estimates do not include all of the interplay among assumptions and are estimated as a portfolio rather than individual assets.

Due to the less observable nature of these inputs, the Company categorizes ARS in Level 3 of the fair value hierarchy. As of December 31, 2013, the Company had a valuation adjustment (unrealized loss) of $6.5 million for ARS owned. As of December 31, 2013, the Company also had a valuation adjustment of $2.6 million on ARS purchase commitments from settlements with Regulators and legal settlements and awards. The total valuation adjustment was $9.1 million as of December 31, 2013. The valuation adjustment represents the difference between the principal value and the fair value of the ARS owned and ARS purchase commitments.

Investments
In its role as general partner in certain hedge funds and private equity funds, the Company holds direct investments in such funds. The Company uses the net asset value of the underlying fund as a basis for estimating the fair value of its investment. Due to the illiquid nature of these investments and difficulties in obtaining observable inputs, these investments are included in Level 3 of the fair value hierarchy.

Derivative Contracts
From time to time, the Company transacts in exchange-traded derivative transactions to manage its interest rate risk. Exchange-traded derivatives, namely U.S. Treasury futures, Federal funds futures, and Eurodollar futures, are valued based on quoted prices from the exchange and are categorized as Level 1 of the fair value hierarchy.

Valuation Process
The Finance & Accounting ("F&A") group is responsible for the Company's fair value policies, processes, and procedures. F&A is independent from the business units and is headed by the Company's Chief Financial Officer, who has final authority over the valuation of the Company's financial instruments. The Finance Control Group ("FCG") within F&A is responsible for daily profit and loss reporting, front-end trading system position reconciliations, monthly profit and loss reporting, and independent price verification procedures. FCG is also independent from the business units and trading desks.

For financial instruments categorized in Levels 1 and 2 of the fair value hierarchy, the FCG performs a monthly independent price verification to determine the reasonableness of the prices provided by the Company's independent pricing vendor. The FCG uses its third-party pricing vendor, executed transactions, and broker-dealer quotes for validating the fair values of financial instruments.

For financial instruments categorized in Level 3 of the fair value hierarchy measured on a recurring basis, primarily for ARS, a group comprised of the CFO, the Controller, and a financial analyst are responsible for the ARS valuation model and resulting fair valuations. Procedures performed include aggregating all ARS owned by type from firm inventory accounts and ARS purchase commitments from regulatory and legal settlements and awards provided by the Legal Department. Observable and unobservable inputs are aggregated from various sources and entered into the ARS valuation model. For unobservable inputs, the group reviews the appropriateness of the inputs to ensure consistency with how a market participant would arrive at the unobservable input. For example, for the duration assumption, the group would consider recent policy statements regarding short-term interest rates by the Federal Reserve and recent ARS issuer redemptions and announcements for future redemptions. The model output is reviewed for reasonableness and consistency. Where available, comparisons are performed between ARS owned or committed to purchase to ARS that are trading in the secondary market.

Fair Value Measurement

The Company's assets and liabilities recorded at fair value on a recurring basis as of December 31, 2013 have been categorized based upon the fair value hierarchy as follows:

(in thousands of dollars)

	Fair Value Measurements at December 31, 2013			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 14,845	$ -	$ -	$ 14,845
Securities segregated under Federal and other purposes	11,495	-	-	11,495
Deposits with clearing organizations	10,492	-	-	10,492
Securities owned:				
U.S. Treasury securities	559,840	-	-	559,840
U.S. Agency securities	-	29,334	-	29,334
Sovereign obligations	-	320	-	320
Corporate debt and other obligations	-	12,846	-	12,846
Mortgage and other asset-backed securities	-	3,395	-	3,395
Municipal obligations	-	35,865	236	36,101
Convertible bonds	-	53,719	-	53,719
Corporate equities	61,634	-	-	61,634
Money markets	1,263	-	-	1,263
Auction rate securities	-	-	85,124	85,124
Securities owned, at fair value	622,737	135,479	85,360	843,576
Investments (1)	66	47,726	882	48,674
Securities purchased under agreements to resell (2)		184,000		184,000
Derivative contracts:				
TBAs	-	134	-	134
TBA sale contracts	-	2,461	-	2,461
Derivative contracts, total	-	2,595	-	2,595
Total	$ 659,635	$ 369,800	$ 86,242	$ 1,115,677
Liabilities				
Securities sold, but not yet purchased:				
U.S Treasury securities	$ 11,837	$ -	$ -	$ 11,837
U.S. Agency securities	-	52	-	52
Corporate debt and other obligations	-	4,847	-	4,847
Mortgage and other asset-backed securities	-	7	-	7
Municipal obligations	-	72	-	72
Convertible bonds	-	13,922	-	13,922
Corporate equities	45,336	-	-	45,336
Others	241	-	-	241
Securities sold, but not yet purchased at fair value	57,414	18,900	-	76,314
Investments	97	-	-	97
Derivative contracts:				
U.S. treasury futures	186	-	-	186
Federal funds futures	-	18	-	18
Euro dollars futures	-	44	-	44
TBAs	-	73	-	73
TBA purchase contracts	-	2,461		2,461
ARS purchase commitments	-	-	2,600	2,600
Derivative contracts, total	186	2,596	2,600	5,382
Total	$ 57,697	$ 21,496	$ 2,600	$ 81,793

(1) Included in other assets on the consolidated statement of financial condition.
(2) Included in securities purchased under agreements to resell where the Company has elected fair value option treatment.

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the consolidated statement of financial condition. The table below excludes non-financial assets and liabilities (e.g., office facilities and accrued compensation).

The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 or Level 2 (e.g., cash and receivables from customers) approximates fair value because of the relatively short period of time between their origination and expected maturity.

Assets and liabilities not measured at fair value on a recurring basis as of December 31, 2013

(in thousands of dollars)

	As of December 31, 2013		Fair Value Measurement: Assets As of December, 2013			
	Carrying Value	Fair Value	Level 1	Level 2	Level 3	Total
Cash	$ 39,918	$ 39,918	$39,918	$ -	$ -	$39,918
Cash segregated under Federal and other purposes	23,973	23,973	23,973	-	-	23,973
Deposits with clearing organization	12,409	12,409	12,409	-	-	12,409
Receivable from brokers, dealers and clearing organizations						
Securities borrowed	274,127	274,127	-	274,127	-	274,127
Clearing organizations	26,419	26,419	-	26,419	-	26,419
Omnibus accounts	18,086	18,086	-	18,086	-	18,086
Securities failed to deliver	9,628	9,628	-	9,628	-	9,628
Other	36,586	36,586	-	36,586	-	36,586
	364,846	364,846	-	364,846	-	364,846
Receivable from customers	868,554	868,554	-	868,554	-	868,554
Securities purchased under agreements to resell	825	825	-	825	-	825

(in thousands of dollars)

	As of December 31, 2013		Fair Value Measurement: Liabilities As of December 31, 2013			
	Carrying Value	Fair Value	Level 1	Level 2	Level 3	Total
Drafts payable	$ 48,198	$ 48,198	$48,198	$ -	$ -	$48,198
Bank call loans	118,200	118,200	118,200	-	-	118,200
Payables to brokers, dealers and clearing organizations						
Securities loaned	211,621	211,621	-	211,621	-	211,621
Securities failed to receive	5,346	5,346	-	5,346	-	5,346
Other	6,348	6,348	-	6,348	-	6,348
	223,315	223,315	-	223,315	-	223,315
Payables to customers	626,665	626,665	-	626,665	-	626,665
Securities sold under agreements to repurchase	757,491	757,491	-	757,491	-	757,491

Fair Value Option

The Company elected the fair value option for those repurchase agreements and "reverse repurchase agreements that do not settle overnight or have an open settlement date or that are not accounted for as purchase and sale agreements. The Company has elected the fair value option for these instruments to more accurately reflect market and economic events in its earnings and to mitigate a potential imbalance in earnings caused by using different measurement attributes (i.e. fair value versus carrying value) for certain assets and liabilities. At December 31, 2013, the fair value of the reverse repurchase agreements and repurchase agreements were $184.0 million and $nil, respectively.

Fair Value of Derivative Instruments

The Company transacts, on a limited basis, in exchange traded and over-the-counter derivatives for both trading and investment purposes.

Foreign Exchange Hedges
From time to time, the Company also utilizes forward and options contracts to hedge the foreign currency risk associated with compensation obligations to Oppenheimer Israel (OPCO) Ltd. employees denominated in New Israeli Shekels. Such hedges have not been designated as accounting hedges. At December 31, 2013, there were no forward or option contracts outstanding.

"To-be-Announced" Securities
The Company transacts in pass-through mortgage-backed securities eligible to be sold in the "To-Be-Announced" or TBA market. TBAs provide for the forward or delayed delivery of the underlying instrument with settlement up to 180 days. The contractual or notional amounts related to these financial instruments reflect the volume of activity and do not reflect the amounts at risk. Unrealized gains and losses on TBAs are recorded in the consolidated statement of financial condition in receivable from brokers, dealers and clearing organizations and payable to brokers, dealers and clearing organizations.

Derivatives Used for Trading and Investment Purposes
Futures contracts represent commitments to purchase or sell securities or other commodities at a future date and at a specified price. Market risk exists with respect to these instruments. Notional or contractual amounts are used to express the volume of these transactions and do not represent the amounts potentially subject to market risk. The futures contracts the Company used include U.S. Treasury notes, Federal Funds and Eurodollar contracts. At December 31, 2013, the Company had 400 open short contracts for 10-year U.S. Treasury notes with a fair value of $186,000 used primarily as an economic hedge of interest rate risk associated with a portfolio of fixed income investments. At December 31, 2013, the Company had 1,231 open contracts for Federal Funds futures with a fair value of approximately $18,000 used primarily as an economic hedge of interest rate risk associated with government trading activities.

The notional amounts and fair values of the Company's derivatives at December 31, 2013 by product were as follows:

(in thousands of dollars)

	Fair Value of Derivative Instruments at December 31, 2013		
	Description	Notional	Fair Value
Assets			
Derivatives not designated as hedging instruments (1)			
Other contracts	TBAs	$ 25,262	$ 134
	TBA sale contracts	216,246	2,461
		$ 241,508	$ 2,595
Liabilities			
Derivatives not designated as hedging instruments (1)			
Commodity contracts (2)	U.S treasury futures	$ 60,000	$ 186
	Federal funds futures	6,155,000	18
	Euro dollars futures	347,000	44
Other contracts	ARS purchase commitments (3)	29,056	2,600
	TBAs	14,547	73
	TBA purchase contracts	216,246	2,461
		$ 6,821,849	$ 5,382

(1) See "Fair Value of Derivative Instruments" above for description of derivative financial instruments.
(2) Included in payable to brokers, dealers and clearing organizations on the consolidated statement of financial condition.
(3) Included in other liabilities on the consolidated statement of financial condition.

Collateralized Transactions

The Company enters into collateralized borrowing and lending transactions in order to meet customers' needs and earn residual interest rate spreads, obtain securities for settlement and finance trading inventory positions. Under these transactions, the Company either receives or provides collateral, including U.S. government and agency, asset-backed, corporate debt, equity, and non-U.S. government and agency securities.

The Company obtains short-term borrowings primarily through bank call loans. Bank call loans are generally payable on demand and bear interest at various rates but not exceeding the broker call rate. At December 31, 2013, bank call loans were $118.2 million.

At December 31, 2013, the Company had collateralized loans, collateralized by firm and customer securities with market values of approximately $126.4 million and $230.6 million, respectively, with commercial banks. At December 31, 2013, the Company had approximately $1.4 billion of customer securities under customer margin loans that are available to be pledged, of which the Company has re-pledged approximately $189.8 million under securities loan agreements.

At December 31, 2013, the Company had deposited $340.0 million of customer securities directly with the Options Clearing Corporation to secure obligations and margin requirements under option contracts written by customers.

At December 31, 2013, the Company had no outstanding letters of credit.

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. Except as described below, repurchase and reverse repurchase agreements, principally involving government and agency securities, are carried at amounts at which the securities subsequently will be resold or reacquired as specified in the respective agreements and include accrued interest. Repurchase and reverse repurchase agreements are presented on a net-by-counterparty basis, when the repurchase and reverse repurchase agreements are executed with the same counterparty, have the same explicit settlement date, are executed in accordance with a master netting arrangement, the securities underlying the repurchase and reverse repurchase agreements exist in "book entry" form and certain other requirements are met.

The following tables present the gross amounts and the offsetting amounts of reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions as of December 31, 2013:

As of December 31, 2013

(in thousands of dollars)

				Gross Amounts Not Offset on the Balance Sheet		
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Position	Net Amounts of Assets Presented on the Balance Sheet	Financial Instruments	Cash Collateral Received	Net Amount
Reverse repurchase agreements	$ 389,439	$ (204,614)	$ 184,825	$ (183,305)	$ -	$ 1,520
Securities borrowed [1]	274,127	-	274,127	(265,936)	-	8,191
Total	$ 663,566	$ (204,614)	$ 458,952	$ (449,241)	$ -	$ 9,711

(1) Included in receivable from brokers, dealers and clearing organizations on the consolidated statement of financial condition.

				Gross Amounts Not Offset on the Balance Sheet		
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Position	Net Amounts of Liabilities Presented on the Balance Sheet	Financial Instruments	Cash Collateral Pledged	Net Amount
Repurchase agreements	$ 962,105	$ (204,614)	$ 757,491	$ (753,003)	$ -	$ 4,488
Securities loaned [2]	211,621	-	211,621	(204,971)	-	6,650
Total	$ 1,173,726	$ (204,614)	$ 969,112	$ (957,974)	$ -	$ 11,138

(2) Included in payable to brokers, dealers and clearing organizations on the consolidated statement of financial condition.

Certain of the Company's repurchase agreements and reverse repurchase agreements are carried at fair value as a result of the Company's fair value option election. The Company elected the fair value option for those repurchase agreements and reverse repurchase agreements that do not settle overnight or have an open settlement date or that are not accounted for as purchase and sale agreements. The Company has elected the fair value option for these instruments to more accurately reflect market and economic events in its earnings and to mitigate a potential imbalance in earnings caused by using different measurement attributes (i.e. fair value versus carrying value) for certain assets and liabilities. At December 31, 2013, the fair value of the reverse repurchase agreements and repurchase agreements was $184.0 million and $nil, respectively.

The Company receives collateral in connection with securities borrowed and reverse repurchase agreement transactions and customer margin loans. Under many agreements, the Company is permitted to sell or repledge the securities received (e.g., use the securities to enter into securities lending transactions, or deliver to counterparties to cover short positions). At December 31, 2013, the fair value of securities received as collateral under securities borrowed transactions and reverse repurchase agreements was $265.3 million and $385.5 million, respectively, of which the Company has sold and re-pledged approximately $11.0 million under securities loaned transactions and $385.5 million under repurchase agreements.

The Company pledges certain of its securities owned for securities lending and repurchase agreements and to collateralize bank call loan transactions. The carrying value of pledged securities owned that can be sold or re-pledged by the counterparty was $586.6 million, as presented on the face of the consolidated statement of financial condition at December 31, 2013. The carrying value of securities owned by the Company that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or re-pledge the collateral was $126.8 million at December 31, 2013.

The Company manages credit exposure arising from repurchase and reverse repurchase agreements by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate and the right to offset a counterparty's rights and obligations. The Company also monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when exposure to loss exists. In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

Credit Concentrations

Credit concentrations may arise from trading, investing, underwriting and financing activities and may be impacted by changes in economic, industry or political factors. In the normal course of business, the Company may be exposed to risk in the event customers, counterparties including other brokers and dealers, issuers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations. The Company seeks to mitigate these risks by actively monitoring exposures and obtaining collateral as deemed appropriate. Included in receivable from brokers and clearing organizations as of December 31, 2013 are receivables from three major U.S. broker-dealers totaling approximately $162.1 million.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their

transactions on settlement date, generally one to three business days after trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has clearing/participating arrangements with the National Securities Clearing Corporation ("NSCC"), the Fixed Income Clearing Corporation ("FICC"), R.J. O'Brien & Associates (commodities transactions) and others. With respect to its business in reverse repurchase and repurchase agreements, substantially all open contracts at December 31, 2013 are with the FICC. The clearing corporations have the right to charge the Company for losses that result from a client's failure to fulfill its contractual obligations. Accordingly, the Company has credit exposures with these clearing brokers. The clearing brokers can re-hypothecate the securities held on behalf of the Company. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2013, the Company had recorded no liabilities with regard to this right. The Company's policy is to monitor the credit standing of the clearing brokers and banks with which it conducts business.

6. Variable Interest Entities (VIEs)

The Company's policy is to consolidate all subsidiaries in which it has a controlling financial interest, as well as any variable interest entities ("VIEs") where the Company is deemed to be the primary beneficiary, when it has the power to make the decisions that most significantly affect the economic performance of the VIE and has the obligation to absorb significant losses or the right to receive benefits that could potentially be significant to the VIE. The Company reviews factors, including the rights of the equity holders and obligations of equity holders to absorb losses or receive expected residual returns, to determine if the investee is a VIE. In evaluating whether the Company is the primary beneficiary, the Company evaluates its economic interests in the entity held either directly or indirectly by the Company. The consolidation analysis is generally performed qualitatively. This analysis, which requires judgment, is performed at each reporting date. Accounting Standards Update ("ASU") No. 2010-10, "Amendments for Certain Investment Funds," defers the application of the revised consolidation rules for a reporting entity's interest in an entity if certain conditions are met. An entity that qualifies for the deferral will continue to be assessed for consolidation under the overall guidance on VIEs, before its amendment, and other applicable consolidation guidance. Generally, the Company would consolidate those entities when it absorbs a majority of the expected losses or a majority of the expected residual returns, or both, of the entities.

For entities that the Company has concluded are not VIEs, the Company then evaluates whether the fund is a partnership or similar entity. If the fund is a partnership or similar entity, the Company evaluates the fund under the partnership consolidation guidance. Pursuant to that guidance, the Company consolidates funds in which it is the general partner and/or manages through a contract, unless presumption of control by the Company can be overcome. This presumption is overcome only when unrelated investors in the fund have the substantive ability to liquidate the fund or otherwise remove the Company as the general partner without cause, based on a simple majority vote of unaffiliated investors, or have other substantive participating rights. If the presumption of control can be overcome, the Company accounts for its interest in the fund pursuant to the equity method of accounting.

The Company serves as general partner of hedge funds and private equity funds that were established for the purpose of providing investment alternatives to both its institutional and qualified retail clients. The Company holds variable interests in these funds as a result of its rights

to receive management and performance fees. The Company's investment in and additional capital commitments to these hedge funds and private equity funds are also considered variable interests. The Company's additional capital commitments are subject to call at a later date and are limited in amount.

The Company assesses whether it is the primary beneficiary of the hedge funds and private equity funds in which it holds a variable interest in the context of the total general and limited partner interests held in these funds by all parties. In each instance the Company has determined that it is not the primary beneficiary and therefore need not consolidate the hedge funds or private equity funds. The Company's general partnership interests, additional capital commitments, and management fees receivable represent its maximum exposure to loss. The Company's general partnership interests and management fees receivable are included in other assets on the consolidated statement of financial condition.

The following tables set forth the total VIE assets, carrying value of the Company's variable interests, and the Company's maximum exposure to loss in Company-sponsored nonconsolidated VIEs in which the Company holds variable interests and other non-consolidated VIEs in which the Company holds variable interests:

(in thousands of dollars)

	December 31, 2013				
	Total VIE Assets	Carrying Value of the Company's Variable Interest Assets	Carrying Value of the Company's Variable Interest Liabilities	Capital Commitments	Maximum Exposure to Loss in Non-consolidated VIEs
Hedge funds	$ 60,300	$ 637	$ -	$ -	$ 637
Private equity funds	63,600	29	-	5	34
	$ 123,900	$ 666	$ -	$ 5	$ 671

7. Office Facilities

The components of office facilities at December 31, 2013 are as follows:

Furniture, fixtures and equipment	$ 74,501,881
Leasehold improvements	28,794,377
	103,296,258
Accumulated depreciation and amortization	(92,170,498)
	$ 11,125,760

8. Subordinated Borrowings

The subordinated loans are payable to the Company's indirect parent, E.A. Viner International Co. ("Viner"). Certain loans bear interest at 11-1/2% per annum. These loans are due: $3.8 million, November 29, 2014; $7.1 million, December 31, 2014; and $1.6 million, June 25, 2015 and are automatically renewed for an additional year unless terminated by either party within seven months of their expiration. The Company also issued a subordinated note to Viner in the amount of $100.0

million at a fixed rate of 8.75% due and payable on April 15, 2018. Interest is due semi-annually on April 15 and October 15.

The subordinated loans are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. These borrowings may be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's net capital requirements.

9. Income Taxes

The Company is included in an affiliated group that files a consolidated Federal income tax return. The Company recognizes its related federal income tax provision on a separate company basis. The Company files state and local income tax returns on a separate company basis or as part of the affiliated group's combined or consolidated state filing, depending on the specific requirements of each state and local jurisdiction.

At December 31, 2013, the Company has deferred tax assets, net, of $44.5 million. The Company believes that realization of the deferred tax asset related to net operating loss carryforwards of its subsidiary, Oppenheimer Israel (OPCO) Ltd., is more likely than not based on expectations of future taxable income in Israel. This net operating loss carries forward indefinitely and is not subject to expiration, provided that this subsidiary and its underlying businesses continue operating normally (as is anticipated).

The New York State Investment Tax Credits and Employment Incentive Credits are carried forward to future years and will expire if not used by 2027.

The Company or one or more of its subsidiaries is included in the filing of income tax returns in the U.S. federal jurisdiction, and in various states and foreign jurisdictions, either as part of an affiliated filing group or on a stand-alone basis. The Company's open income tax years vary by jurisdiction, but all income tax years are closed through 2007 for all significant jurisdictions. The Company is under examination for certain tax years in various states and overseas jurisdictions in which the Company has significant business operations.

10. Employee Compensation Plans

Share-Based Compensation

The Company has share-based compensation plans which are accounted for at fair value in accordance with the applicable accounting guidance. The Company's share-based awards are all related to the Parent's class A shares. The Company estimates the fair value of share-based awards using the Black-Scholes model and applies to it a forfeiture rate based on historical experience. The accuracy of this forfeiture rate is reviewed at least annually for reasonableness. Key assumptions used to estimate the fair value of share-based awards include the expected term and the expected volatility of the Parent's Class A Shares over the term of the award, the risk-free interest rate over the expected term, and the Parent's expected annual dividend yield. The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating fair values of outstanding unvested share-based awards. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive share-based awards.

The fair value of each award grant was estimated on the grant date using the Black-Scholes model with the following assumptions:

	Grant Date Assumptions					
	2013	2012	2011	2010	2009	2008
Expected term (1)	5 years	5 years	5 years	4.5 years	5 years	2.4 years
Expected volatility factor (2)	53.82 %	54.95 %	52.52 %	48.58 %	39.17 %	36.41 %
Risk-free interest rate (3)	0.84 %	0.70 %	2.00 %	2.62 %	3.32 %	2.13 %
Actual dividends (4)	$ 0.44	$ 0.44	$ 0.44	$ 0.44	$ 0.44	$ 0.44

(1) The expected term was determined based on actual awards.
(2) The volatility factor was measured using the weighted average of historical daily price changes of the Company's Class A Stock over a historical period commensurate to the expected term of the
(3) The risk-free interest rate was based on periods equal to the expected term of the awards based on the U.S. Treasury yield curve in effect at the time of grant.
(4) Actual dividends were used to compute the expected annual dividend yield.

Equity Incentive Plan

Under the Company's 2006 Equity Incentive Plan, adopted December 11, 2006 and amended December 2011 and its 1996 Equity Incentive Plan, as amended March 10, 2005 (together "EIP"), the Compensation Committee of the Board of Directors of the Company may grant options to purchase Class A Stock, Class A Stock awards and restricted Class A Stock awards to officers and key employees of the Company and its subsidiaries. Options are generally granted for a five-year term and generally vest at the rate of 25% of the amount granted on the second anniversary of the grant, 25% on the third anniversary of the grant, 25% on the fourth anniversary of the grant and 25% six months before expiration.

Stock option activity under the EIP since January 1, 2013 is summarized as follows:

	Year Ended December 31, 2013	
	Number of Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	86,803	$ 22.59
Options granted	951	17.20
Options exercised	(12,165)	12.30
Options forfeited or expired	(3,016)	39.45
Options outstanding at end of year	72,573	$ 24.46
Options vested at end of year	45,683	$ 23.34
Weighted average fair value of options granted during the year	$ 6.60	

The aggregate intrinsic value of options outstanding as of December 31, 2013 was $202,700. The aggregate intrinsic value of vested options as of December 31, 2013 was $186,800. The aggregate intrinsic value of options that are expected to vest is $198,100 as of December 31, 2013.

Employee Share Plan

On March 10, 2005, the Company approved the Oppenheimer & Co. Inc. Employee Share Plan ("ESP") for employees of the Company and its subsidiaries to attract, retain and provide incentives

to key management employees. The Compensation Committee of the Board of Directors of the Parent may grant stock awards and restricted stock awards pursuant to the ESP. ESP awards are being accounted for as equity awards and valued at grant date fair value. ESP awards are generally awarded for a three or five year term and 100% vest at the end of the term.

The Company has awarded restricted Class A Stock to certain employees as part of their compensation package pursuant to the ESP. These awards are granted from time to time throughout the year based upon the recommendation of the Compensation Committee of the Board of Directors of the Parent. These ESP awards are priced at fair value on the date of grant and typically require the completion of a service period (determined by the Compensation Committee). Dividends may or may not accrue during the service period, depending on the terms of individual ESP awards.

The following table summarizes the status of the Company's non-vested restricted Class A Stock awards for the year ended December 31, 2013:

	Number of Class A Shares Subject to ESP/EIP Awards	Weighted Average Fair Value	Remaining Contractual Life
Nonvested at beginning of year	709,818	$ 19.17	2.3 Years
Granted	432,970	16.16	2.6 Years
Vested	(2,000)	23.86	-
Forfeited or expired	(49,000)	20.39	-
Nonvested at end of year	1,091,788	$ 17.91	1.9 Years

At December 31, 2013, all outstanding restricted Class A Stock awards were non-vested. The aggregate intrinsic value of restricted Class A Stock awards outstanding as of December 31, 2013 was approximately $27.1 million. The aggregate intrinsic value of restricted Class A Stock awards that are expected to vest is $26.2 million as of December 31, 2013.

Stock Appreciation Rights

The Company has awarded Oppenheimer stock appreciation rights ("OARs") to certain employees as part of their compensation package based on a formula reflecting gross production and length of service. These awards are granted once per year in January with respect to the prior year's production. The OARs vest five years from grant date and will be settled in cash at vesting. The OARs are being accounted for as liability awards and are revalued on a monthly basis. The adjusted liability is being amortized on a straight-line basis over the vesting period.

The fair value of each OARs award was estimated as at December 31, 2013 using the Black-Scholes model.

Grant Date	Number of OARs Outstanding	Strike Price	Remaining Contractual Life	Fair Value at December 31, 2013
January 12, 2009	324,200	$ 12.74	11 Days	$ 12.04
January 19, 2010	267,680	30.68	1 Year	1.46
January 13, 2011	366,050	26.35	2 Years	3.02
January 19, 2012	406,040	18.94	3 Years	8.09
January 14, 2013	454,570	15.94	4 Years	10.45
	1,818,540			
Total weighted average values		20.30	2.3 Years	7.39

At December 31, 2013, all outstanding OARs were unvested. At December 31, 2013, the aggregate intrinsic value of OARs outstanding and expected to vest was $10.3 million. The liability related to the OARs was approximately $6.7 million as of December 31, 2013.

Defined Contribution Plan

The Company, through its subsidiaries, maintains a defined contribution plan covering substantially all full-time U.S. employees. The Oppenheimer & Co. Inc. 401(k) Plan provides that Oppenheimer may make discretionary contributions. Eligible Oppenheimer employees may make voluntary contributions which may not exceed $17,500 per annum in 2013.

Deferred Compensation Plans

The Company maintains an Executive Deferred Compensation Plan ("EDCP") and a Deferred Incentive Plan ("DIP") in order to offer certain qualified high-performing financial advisers a bonus based upon a formula reflecting years of service, production, net commissions and a valuation of their clients' assets. The bonus amounts resulted in deferrals in fiscal 2013 of approximately $8.5 million. These deferrals normally vest after five years. The liability is being recognized on a straight-line basis over the vesting period. The EDCP also includes voluntary deferrals by senior executives that are not subject to vesting. The Company maintains a Company-owned life insurance policy, which is designed to offset approximately 60% of the EDCP liability. The EDCP liability is being tracked against the value of a benchmark investment portfolio held for this purpose. At December 31, 2013, the Company's liability with respect to the EDCP and DIP totaled $50.1 million and is included in accrued compensation on the consolidated statement of financial condition at December 31, 2013.

In addition, the Company is maintaining a deferred compensation plan on behalf of certain employees who were formerly employed by CIBC World Markets. The liability is being tracked against the value of an investment portfolio held by the Company for this purpose and, therefore, the liability fluctuates with the fair value of the underlying portfolio. At December 31, 2013, the Company's liability with respect to this plan totaled $15.5 million.

11. Commitments and Contingencies

The Company and its subsidiaries or other affiliates have operating leases for office space, equipment and furniture and fixtures expiring at various dates through 2028. Future minimum rental commitments under such office and equipment leases as at December 31, 2013 are as follows:

(in thousands of dollars)

2014	$	42,860
2015		37,861
2016		33,322
2017		29,967
2018		28,179
2019 and thereafter		134,575
	$	306,764

The above table includes operating leases which have been signed by the Company's immediate parent, Viner Finance Inc., in which the Company is responsible for rent charges associated with its occupancy.

Certain of the leases contain provisions for rent increases based on changes in costs incurred by the lessor.

Contingencies

Legal

Many aspects of the Company's business involve substantial risks of liability. In the normal course of business, the Company has been named as defendant or co-defendant in various legal actions, including arbitrations, class actions, and other litigation, creating substantial exposure. Certain of the actual or threatened legal matters include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. These proceedings arise primarily from securities brokerage, asset management and investment banking activities.

For legal proceedings set forth below where there is at least a reasonable possibility that a loss or an additional loss may be incurred, the Company estimates a range of aggregate loss in excess of amounts accrued of $0 to approximately $25 million. This estimated aggregate range is based upon currently available information for those legal proceedings in which the Company is involved, where an estimate for such losses can be made. For certain cases, the Company does not believe that an estimate can currently be made. The foregoing estimate is based on various factors, including the varying stages of the proceedings (including the fact that many are currently in preliminary stages), the numerous yet-unresolved issues in many of the proceedings and the attendant uncertainty of the various potential outcomes of such proceedings. Accordingly, the Company's estimate will change from time to time, and actual losses may be more than the current estimate.

Regulatory
The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The investigations include, among other things, inquiries from the Securities and Exchange Commission (the "SEC"), the Financial Industry Regulatory Authority ("FINRA") and various state regulators.

Auction Rate Securities
In February 2010, Oppenheimer finalized settlements with each of the NYAG and the Regulators concluding investigations and administrative proceedings by the Regulators concerning Oppenheimer's marketing and sale of ARS. Pursuant to the settlements with the Regulators, Oppenheimer agreed to extend offers to repurchase ARS from certain of its clients subject to certain terms and conditions more fully described below. In addition to the settlements with the Regulators, Oppenheimer has also reached settlements of and received adverse awards in legal proceedings with various clients where the Company is obligated to purchase ARS. Pursuant to completed Purchase Offers (as defined) under the settlements with Regulators and client related legal settlements and awards to purchase ARS, as of December 31, 2013, the Company purchased and holds approximately $91.6 million in ARS from its clients. In addition, the Company is committed to purchase another $29.1 million in ARS from clients through 2016 under legal settlements and awards.

The Company's purchases of ARS from its clients holding ARS eligible for repurchase will, subject to the terms and conditions of the settlements with the Regulators, continue on a periodic basis. Pursuant to these terms and conditions, the Company is required to conduct a financial review every six months, until the Company has extended Purchase Offers to all Eligible Investors (as defined), to determine whether it has funds available, after giving effect to the financial and regulatory capital constraints applicable to the Company, to extend additional Purchase Offers. The financial review is based on the Company's operating results, regulatory net capital, liquidity, and other ARS purchase commitments outstanding under legal settlements and awards (described below). There are no predetermined quantitative thresholds or formulas used for determining the final agreed upon amount for the Purchase Offers. Upon completion of the financial review, the Company first meets with its primary regulator, FINRA, and then with representatives of the NYAG and other regulators to present the results of the review and to finalize the amount of the next Purchase Offer. Various offer scenarios are discussed in terms of which Eligible Investors should receive a Purchase Offer. The primary criteria to date in terms of determining which Eligible Investors should receive a Purchase Offer has been the amount of household account equity each Eligible Investors had with the Company in February 2008. Once various Purchase Offer scenarios have been discussed, the regulators, not the Company, make the final determination of which Purchase Offer scenario to implement. The terms of settlements provide that the amount of ARS to be purchased during any period shall not risk placing the Company in violation of regulatory requirements.

The Company did not have any outstanding ARS purchase commitments related to potential Purchase Offers to be extended to Eligible Investors pursuant to the settlements with Regulators of a defined amount and term at December 31, 2013. However, Eligible Investors for future buybacks continued to hold approximately $126.2 million of ARS principal value as of December 31, 2013. It is reasonably possible that some ARS Purchase Offers will need to be extended to Eligible Investors holding ARS prior to redemptions (or tender offers) by issuers of the full amount that

remains outstanding. The potential additional losses that may result from entering into ARS purchase commitments to Eligible Investors for future buybacks represents the estimated difference between principal value and fair value. It is possible that the Company could sustain a loss of all or substantially all of the principal value of ARS still held by Eligible Investors but such an outcome is highly unlikely. The amount of potential additional losses resulting from entering into these commitments cannot be reasonably estimated due to the uncertainties surrounding the amounts and timing of future buybacks that result from the six-month financial review and the amounts, scope, and timing of future issuer redemptions and tender offers of ARS held by Eligible Investors. The range of potential additional losses related to valuation adjustments is between $0 and the amount of the estimated differential between principal value and fair value of ARS held by Eligible Investors for future buybacks that were not yet purchased or committed to be purchased by the Company at any point in time. The range of potential additional losses described above does not include the range of loss described in "Contingencies – Legal" above.

Outside of the settlements with the Regulators, the Company has also reached various legal settlements with clients and received unfavorable legal awards requiring it to purchase ARS. The terms and conditions including the ARS amounts committed to be purchased under legal settlements and awards are based on the specific facts and circumstances of each legal proceeding. In most instances, the purchase commitments are in increments and extend over a period of time. At December 31, 2013, no ARS purchase commitments related to legal settlements extended past 2016. To the extent the Company receives an unfavorable award, the Company usually must purchase the ARS provided for by the award within 30 days of the rendering of the award.

The Company is also named as a respondent in a number of arbitrations by its current or former clients as well as lawsuits related to its sale of ARS. If the ARS market remains frozen, the Company may likely be further subject to claims by its clients. There can be no guarantee that the Company will be successful in defending any or all of the current actions against it or any subsequent actions filed in the future. Any such failure could, and in certain current ARS actions would, have a material adverse effect on the results of operations and financial condition of the Company including its cash position.

Accounting
The Company accrues for estimated loss contingencies related to legal and regulatory matters when available information indicates that it is probable a liability had been incurred at the date of the consolidated statement of financial condition and the Company can reasonably estimate the amount of that loss. Based on information currently available and advice of counsel, the Company believes that the eventual outcome of the actions against the Company will not individually or in the aggregate, have a material adverse effect on the Company's consolidated statement of financial condition. However, the ultimate resolution of these legal and regulatory matters may differ materially from these accrued estimated amounts and, accordingly, an adverse result or multiple adverse results in arbitrations and litigations currently filed or to be filed against the Company could, and in the case of certain arbitrations or litigations relating to auction rate securities would, have a material adverse effect on the Company's results of operations and financial condition, including its cash position.

In many proceedings, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to a previously

recognized loss contingency, it is often not possible to reasonably estimate the size of the possible loss or range of loss or additional losses or range of additional losses.

For certain legal and regulatory proceedings, the Company can estimate possible losses, or, ranges of loss in excess of amounts accrued, but does not believe, based on current knowledge and after consultation with counsel, that such losses individually or in the aggregate, will have a material adverse effect on the Company's consolidated statement of financial condition as a whole. Notwithstanding the foregoing, an adverse result or multiple adverse results in arbitrations and litigations currently filed or to be filed against the Company could, and in the case of certain arbitrations or litigations relating to auction rate securities would, have a material adverse effect on the Company's consolidated statement of financial condition.

For certain other legal and regulatory proceedings, the Company cannot reasonably estimate such losses, particularly for proceedings that are in their early stages of development or where plaintiffs seek substantial, indeterminate or special damages. Numerous issues may need to be reviewed, analyzed or resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a loss or additional loss or range of loss or additional loss can be reasonably estimated for any proceeding. Even after lengthy review and analysis, the Company, in many legal and regulatory proceedings, may not be able to reasonably estimate possible losses or range of losses.

12. Regulatory Requirements

The Company and Freedom are subject to the uniform net capital requirements of the SEC under Rule 15c3-1 (the "Rule") promulgated under Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company computes its net capital requirements under the alternative method provided for in the Rule which requires that the Company maintains net capital equal to two percent of aggregate customer-related debit items, as defined in SEC Rule 15c3-3. At December 31, 2013, the net capital of the Company as calculated under the Rule was $166.3 million or 12.59% of the Company's aggregate debit items. This was $139.9 million in excess of the minimum required net capital at that date. Freedom computes its net capital requirement under the basic method provided for in the Rule, which requires that Freedom maintain net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2013, Freedom had net capital of $4.5 million, which was $4.3 million in excess of the $250,000 required to be maintained at that date.

At December 31, 2013, the Company and Freedom had $17.0 million and $18.5 million, respectively, in cash and U.S. Treasury securities segregated under Federal and other regulations.

In accordance with the SEC's No-Action Letter dated November 3, 1998, the Company has computed a reserve requirement for the proprietary accounts of introducing firms as of December 31, 2013. The Company had no deposit requirements as of December 31, 2013.

13. Related Party Transactions

The Company does not make loans to its officers and directors except under normal commercial terms pursuant to client margin account agreements. These loans are fully collateralized by such employee-owned securities.

14. Subsequent Events

The Company has performed an evaluation of events that have occurred since December 31, 2013 and through February 28, 2014 and determined that there are no events that have occurred that would require recognition or additional disclosure in the consolidated statement of financial condition, except as previously disclosed.

Oppenheimer & Co. Inc. and Subsidiaries
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission using the Alternative Net Capital Method
(Oppenheimer & Co. Inc. - Unconsolidated)
December 31, 2013

Computation of net capital		
Total stockholder's equity		$ 299,869,393
Add liabilities subordinated to the claims of general creditors allowable in computation of net capital		112,558,118
Total capital and allowable subordinated liabilities		412,427,511
Deductions and/or charges		
Nonallowable assets		
receivaable from brokers and dealers	$ 3,056,492	
Receivable from customers	36,139	
Securities owned and other investments not readily marketable	5,994,738	
Exchange memberships, at cost	4,937	
Office facilities	10,078,381	
Notes receivable, net	43,756,064	
Investments and receivables from affiliated subsidiaries	31,715,677	
Other	83,367,420	178,009,848
Aged fail-to-deliver		293,049
Proprietary capital charges		1,064,216
Other charges		10,140,475
Net capital before haircuts on security positions		222,919,923
Haircuts on securities		
Contractual securities commitments	3,873,764	
U.S. Government and agency obligations	8,978,303	
State and municipal government obligations	4,105,793	
Corporate obligations	7,749,226	
Equities, warrants, options and other	31,914,164	56,621,250
Net capital		166,298,673
Computation of alternative net capital requirement		
Net capital requirement (2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3)		26,419,921
Excess net capital		$ 139,878,752
Percentage of net capital to aggregate debits		12.59%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5.

There are no material differences between the above computation and the Company's December 31, 2013 unaudited Part II FOCUS.

Oppenheimer & Co. Inc. and Subsidiaries
Form X-17A-5 Consolidating Schedule
December 31, 2013

	Form X-17A-5	Additional Subsidiaries Consolidated	Eliminations and Other Adjustments	Consolidated Financial Statement
Assets				
Cash and cash equivalents	$ 46,818,375	$ 19,322,215	$ (26,222,104)	$ 39,918,486
Cash and securities segregated in compliance under Federal and other regulations	5,527,499	18,445,401	11,495,400	35,468,300
Deposits with clearing organizations	-	-	22,900,517	22,900,517
Receivables from brokers, dealers and clearing organizations	327,451,841	-	37,394,229	364,846,070
Receivable from customers	868,403,795	150,160	-	868,553,955
Receivable from non-customers	23,383,192	-	(23,383,192)	-
Securities purchased under agreements to resell	184,824,688	-	-	184,824,688
Securities owned at fair value	861,958,437	112,940	(18,495,617)	843,575,760
Securities owned not readily marketable	4,130,369	-	(4,130,369)	-
Other investments owned not readily marketable	47,904,199	155,890	(48,060,089)	-
Exchange memberships at cost	4,937	-	(4,937)	-
Investment in and receivable from affiliates, subsidiaries and associated partnerships	31,715,677	3,610,620	(35,326,297)	-
Property, plant and equipment, net	10,078,381	487,550	559,829	11,125,760
Notes receivable, net	-	-	40,364,193	40,364,193
Deferred tax	-	3,132,135	41,362,237	44,494,372
Other assets	132,947,135	1,371,745	(39,916,890)	94,401,990
Total assets	2,545,148,525	46,788,656	(41,463,090)	2,550,474,091
Liabilities				
Drafts payable	48,197,840	-	-	48,197,840
Bank call loans	118,200,000	-	-	118,200,000
Securities sold under repurchase agreements	757,490,674	-	-	757,490,674
Payables to brokers, dealers and clearing organizations	223,128,921	-	185,897	223,314,818
Securities sold, but not yet purchased at fair value	76,258,594	55,496	-	76,314,090
Payable to customers	609,842,723	16,426,589	395,718	626,665,030
Payable to non-customers	582,670	-	(582,670)	-
Income taxes payable	39,653,063	18,035	(1,619,994)	38,051,104
Accrued compensation	-	668,703	168,006,928	168,675,631
Accounts payable and other liabilities	259,366,529	1,647,507	(179,876,643)	81,137,393
Subordinated borrowings	112,558,118	-	-	112,558,118
Total liabilities	2,245,279,132	18,816,330	(13,490,764)	2,250,604,698
Stockholder's equity	299,869,393	27,972,326	(27,972,326)	299,869,393
	$ 2,545,148,525	$ 46,788,656	$ (41,463,090)	$ 2,550,474,091

Oppenheimer & Co. Inc. and Subsidiaries
Statement of Segregation Requirements and Funds
in Segregation for Customers Trading on U.S. Commodity Exchanges
(Oppenheimer & Co. Inc. - Unconsolidated)
December 31, 201

Segregation requirements	
Net ledger balance	
Cash	$ 11,657,693
Securities (at market value)	256,906
Net unrealized gain (loss) in open futures contracts traded on a contract market	1,670,865
Exchange traded options	
Add market value of open option contracts purchased on a contract market	-
Deduct market value of open option contracts granted (sold) on a contract market	(1,050,738)
Net equity	12,534,726
Add accounts liquidating to a deficit and accounts with debit balances	1,358,899
Amount required to be segregated	13,893,625
Funds in segregated accounts	
Deposited in segregated funds bank accounts	
Cash	5,535,349
Securities representing investment of customers' funds (at market)	11,495,400
Net equity with other futures commission merchants	
Net liquidating equity (deficit)	14,757,730
Securities held for particular customers or option customers in lieu of cash (at market)	256,906
Total amount in segregation	32,045,385
Excess funds in segregation	$ 18,151,760

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5.

There are no material differences between the above computation and the Company's December 31, 2013 unaudited Part II FOCUS.

Oppenheimer & Co. Inc. and Subsidiaries
Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commodity Futures Trading Commission Regulation 30.7
(Oppenheimer & Co. Inc.-Unconsolidated)
December 31, 2013

At December 31, 2013, the Company did not carry any foreign futures and foreign options customers and, accordingly, there are no items to report under the requirements of this Regulation.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

February 28, 2014

Oppenheimer & Co. Inc.
85 Broad Street, 22nd Floor
New York, NY 10004

In planning and performing our audit of the consolidated financial statements of Oppenheimer & Co. Inc., and subsidiaries (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 28, 2014 and such report expressed an unmodified opinion on those consolidated financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and

Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP